July 17, 2008

Via Edgar and Federal Express

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jinpan International Limited (the “Company”) Registration Statement on Form F-3 Filed June 20, 2008 File No. 333-151817

Dear Mr. Mancuso:

Set forth below are the Company’s responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above captioned filing. For your convenience, each of the numbered comments in the Letter of Comment is repeated below and the Company’s response is set forth immediately below the comment.

1.

As you know, the staff issued comments on your Form 20-F that is incorporated by reference into this registration statement. Please resolve those comments before you request acceleration of the effective date of your registration statement.

Response: The Company will resolve the Staff’s comments on the Company’s Form 20-F that is incorporated by reference into its registration statement before the Company requests acceleration of the effective date of its registration statement.

2.	Please tell us why the issuers of the guarantees listed in the fee table are not registrants. Cite all authority on which you rely.

Response: The Company will only register common shares, par value $.009 per share, and debt securities and has removed references to guarantees from the Calculation of Registration Fee table. As a result there will be no issuers of guarantees and, therefore, no co-registrants.

The Company appreciates your consideration of the responses provided herein. Please contact the undersigned at (201) 227-0680 x-222 or Albert Sheng, the Company’s General Counsel, at (201) 227-0680 x-226 with any questions or comments you may have with regard to the filing or this letter.

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax

Russell Mancuso

July 17, 2008

Very truly yours,

/s/ Mark Du

Mark Du

Chief Financial Officer

cc:	Mr. Gabriel Eckstein
Securities and Exchange Commission

Henry I. Rothman
Troutman Sanders LLP

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax